SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                                 ASTRO-MED, INC.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
                     -------------------------------------
                         (Title of Class of Securities)


                                    04638F10
                              --------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                     [ ]      Rule 13d-1(b)
                     [ ]      Rule 13d-1(c)
                     [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (A fee is not being paid with this statement.)

   1)    Name of Reporting Person.          Albert W. Ondis



   2)    Check the Appropriate box if a Member of a Group (See Instructions)

            (a)     [ ]
            (b)     [ ]



   3)    SEC Use Only......................................



   4)    Citizenship or Place of Organization.       United States


Number of                 (5)     Sole Voting Power:  1,296,758
Shares Bene-
ficially                  (6)     Shared Voting Power:  2,391
Owned By
Each Report-              (7)     Sole Dispositive Power:  1,296,758
ing Person
With                      (8)     Shared Dispositive Power:  2,391

   9)    Aggregate Amount Beneficially Owned by Each Reporting Person. 1,299,149



  10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

         76,821 shares held in the Albert W. Ondis Irrevocable Trust, Jacques V. Hopkins Trustee



   11)   Percent of Class Represented by Amount in Row 9. 29.7%



   12)   Type of Reporting Person (See Instructions). IN

Item 1(a).  Name of Issuer.
            ---------------
            Astro-Med, Inc. (ALOT)

Item 1(b).  Address of Issuer's Principal Executive Offices.
            ------------------------------------------------
            600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(a).  Name of Person Filing.
            ----------------------
            Albert W. Ondis

Item 2(b).  Address of Principal Business Office.
            -------------------------------------

            Astro-Med Industrial Park, 800 East Greenwich Avenue, West Warwick, RI 02893

Item 2(c).  Citizenship.
            ------------
            United States

Item 2(d).  Title of Class of Securities.
            -----------------------------
            Common Stock, $.05 par value

Item 2(e).  CUSIP Number.
            -------------
            04638F10

Item 3.
         Not applicable.

Item 4.  Ownership.
         ----------

         (a)      Amount Beneficially Owned.
                  --------------------------
                  1,029,887 shares are held directly

                  150,000  shares held subject to exercisable options

                  2,391 shares held indirectly under employee stock ownership plan

                  116,871 held as Trustee of trusts of which Mr. Ondis' children are beneficiaries

                  Mr. Ondis, pursuant to Rule 13d-4, hereby expressly disclaims beneficial ownership of 76,821 shares held in the Albert W. Ondis Irrevocable Trust, Jacques V. Hopkins Trustee.

         (b)      Percent of Class.
                  ------------------
                  The shares of Common Stock beneficially owned by Mr. Ondis represent 29.7% of the issued and outstanding common stock (assuming exercise of exercisable options).

         (c)      Number of shares of Common Stock as to which Mr. Ondis has:

                  (i)   sole power to vote or to direct the vote:  1,296,758

                  (ii)  shared power to vote or to direct the vote: 2,391

                  (iii) sole power to dispose or to direct the disposition of:
                        1,296,758

                  (iv)  shared power to dispose or to direct the disposition of:
                        2,391


Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         -----------------------------------------------------------------------
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         -------------------------------
         Not applicable.

Item 10. Certification.
         --------------
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 13, 2001                 /s/ Albert W. Ondis
                                           -----------------------------------
                                               Albert W. Ondis